EXHIBIT 99.1

TOP Ships Inc. Announces Agreement to Sell Its 50% Owned Vessels

ATHENS, Greece, Feb. 21, 2020 (GLOBE NEWSWIRE) -- TOP Ships Inc. (the “Company”), an international owner and operator of modern, fuel efficient "ECO" tanker vessels, announced today that its 50% subsidiaries which own M/T Holmby Hills and M/T Palm Springs entered into agreements to sell both vessels to unaffiliated third parties. The vessel sales are subject to customary closing conditions and are anticipated to be concluded during March 2020.

Depending on when the closing of the sales take place and on prevailing USD Swap rates at the time of closing, the Company estimates that it will incur impairment charges ranging from $1.5 million to $3.5 million due to these sales (or losses per share ranging from $0.51 to $1.20) that will affect the year ended 2019 financial results and also estimates the cash release to the Company to range from $19 million to $21 million.

About TOP Ships Inc.

TOP Ships Inc. is an international ship-owning company.
For more information about TOP Ships Inc., visit its website: www.topships.org.

Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe,” “anticipate,” “intends,” “estimate,” “forecast,” “project,” “plan,” “potential,” “may,” “should,” “expect” “pending” and similar expressions identify forward-looking statements. The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

Contacts:
Alexandros Tsirikos
Chief Financial Officer
TOP Ships Inc.
Tel: +30 210 812 8107
Email: atsirikos@topships.org